UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

SANCHEZ PRODUCTION PARTNERS LP
 (Name of Issuer)

COMMON UNITS
 (Title of Class of Securities)

79971C201
 (CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
 717 Fifth Avenue, 25th Floor
New York, NY 10022
212-907-5100
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 79971C201	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,444,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,444,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,444,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No: 79971C201	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,444,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,444,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,444,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14	TYPE OF REPORTING PERSON
OO, HC

SCHEDULE 13D

CUSIP No: 79971C201	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,444,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,444,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,444,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14	TYPE OF REPORTING PERSON
PN, HC

SCHEDULE 13D

CUSIP No: 79971C201	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,444,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,444,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,444,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14	TYPE OF REPORTING PERSON
OO, HC

SCHEDULE 13D

CUSIP No: 79971C201	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,444,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,444,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,444,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14	TYPE OF REPORTING PERSON
PN, HC

SCHEDULE 13D

CUSIP No: 79971C201	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,444,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,444,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,444,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14	TYPE OF REPORTING PERSON
OO, HC

SCHEDULE 13D

CUSIP No: 79971C201	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,444,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,444,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,444,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14	TYPE OF REPORTING PERSON
OO, HC

SCHEDULE 13D

CUSIP No: 79971C201	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS

MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,444,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,444,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,444,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

CUSIP No: 79971C201	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS

TRENT VICHIE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,444,445

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,444,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,444,445

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.1%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

Page 11 of 19 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Units (the “Common Units”) of Sanchez Production Partners LP (the “Issuer”), whose principal executive offices are located at 1000 Main Street, Suite 3000, Houston, Texas 77002.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  (i) Stonepeak Catarina Holdings LLC, a Delaware limited liability company; (ii) Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company; (iii) Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership; (iv) Stonepeak Associates LLC, a Delaware limited liability company; (v) Stonepeak GP Holdings LP, a Delaware limited partnership; (vi) Stonepeak GP Investors LLC, a Delaware limited liability company; (vii) Stonepeak GP Investors Manager LLC, a Delaware limited liability company; (viii) Michael Dorrell (“Mr. Dorrell”), a citizen of the United States of America; and (ix) Trent Vichie (“Mr. Vichie”), a citizen of the United States of America.

This Schedule 13D relates to Class B Preferred Units (“Preferred Units”) held for the account of Stonepeak Catarina Holdings LLC.  Stonepeak Catarina Upper Holdings LLC is the managing member of Stonepeak Catarina Holdings LLC.  Stonepeak Infrastructure Fund (Orion AIV) LP is the managing member of Stonepeak Catarina Upper Holdings LLC.  Stonepeak Associates LLC is the general partner of Stonepeak Infrastructure Fund (Orion AIV) LP.  Stonepeak GP Holdings LP is the sole member of Stonepeak Associates LLC.  Stonepeak GP Investors LLC is the general partner of Stonepeak GP Holdings LP.  Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors LLC.  Each of Mr. Dorrell and Mr. Vichie serve as a managing member of Stonepeak GP Investors Manager LLC.

The address of the principal office for each of the Reporting Persons is 717 Fifth Avenue, 25th Floor, New York, New York 10022.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit A.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

A total of approximately $350,000,010 was paid to acquire the 19,444,445 Preferred Units reported herein, which are convertible into the Common Units as described more fully in Item 4 of

SCHEDULE 13D

Page 12 of 19 Pages

this Schedule 13D.  The funds used for the purchase of the Preferred Units reported herein were derived from the working capital of Stonepeak Catarina Holdings LLC.

Item 4.	Purpose of Transaction

On October 14, 2015, pursuant to a Class B Preferred Unit Purchase Agreement dated September 25, 2015 (the “Preferred Unit Purchase Agreement”) between Stonepeak Catarina Holdings LLC and the Issuer, the Issuer sold to Stonepeak Catarina Holdings LLC 19,444,445 newly-created Preferred Units in a privately negotiated transaction pursuant to Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”) for a cash purchase price of $18.00 per Preferred Unit.

The terms of the Preferred Units are set forth in the Second Amended and Restated Agreement of Limited Partnership of the Issuer dated October 14, 2015 (the “Amended Partnership Agreement”).  Under the terms of the Amended Partnership Agreement, the Reporting Persons have the right, at any time, to request conversion of their Preferred Units into Common Units at the Conversion Rate, subject to the requirement to convert a minimum of $17,500,000 of Preferred Units.  The “Conversion Rate” is equal to the quotient of (i) the aggregate purchase price for the Preferred Units plus accrued and unpaid distributions thereon, divided by (ii) the lesser of (a) the purchase price for the Preferred Units and (b) the volume weighted average price for which Common Units are issued by the Issuer during the period beginning on the Private Placement closing date (October 14, 2015) and ending on the date on which the Issuer has issued Common Units in exchange for cash in an aggregate amount equal to at least $75 million.  The initial Conversion Rate, in effect at the time of filing of this Schedule 13D, is 1:1 (i.e., each one Preferred Unit is convertible into one Common Unit).

Under the terms of the Amended Partnership Agreement, the Preferred Units will receive a quarterly distribution of, at the election of the Board, 10.0% per annum if paid in full in cash or 12.0% per annum if paid in part cash (8.0% per annum) and in part paid-in-kind units (4.0% per annum).  In the event the Issuer does not raise at least $75,000,000 through the issuance of additional Common Units prior to September 30, 2016 or if any Class A Preferred Units of the Issuer remain outstanding after March 31, 2016, the cash portion of the distribution rate will increase by 4.0% per annum until consummation of such issuance or conversion, as applicable.

Subject to the Board Representation and Standstill Agreement (as defined below), the Preferred Units will have the same voting rights as the holders of the Common Units and shall vote together as a single class with the Common Units.

The Issuer has the right to redeem the Preferred Units as follows: (i) from January 1, 2018 through December 31, 2018, the Issuer can redeem 33.33% of the Preferred Units at the greater of the current market price of the Common Units and 130% of the purchase price of the Preferred Units plus accrued distributions; (ii) from January 1, 2019 through December 31, 2019, the issuer can redeem 66.67% of the Preferred Units (less any Preferred Units previously redeemed) at the greater of the current market price of the Common Units and 120% of the purchase price of the Preferred Units plus accrued distributions; (iii) from January 1, 2020 through December 31, 2020, the issuer can redeem 100% of the Preferred Units at the greater of the current market price of the Common Units and 110% of the purchase price of the Preferred Units plus accrued distributions; and (iv) from January 1, 2021 through December 31, 2021, the issuer can redeem 100% of the Preferred Units at the greater of the current market price of the Common Units and the purchase price of the Preferred Units plus accrued distributions.  Subject to the foregoing limitations, if all Preferred Units are not redeemed by December 31, 2021, then the Issuer is

SCHEDULE 13D

Page 13 of 19 Pages

restricted from making cash distributions on any other units until the Preferred Units are redeemed in full as a result of a monthly sweep of adjusted available cash.

Also on October 14, 2015, Stonepeak Catarina Holdings LLC entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer.  Pursuant to the Registration Rights Agreement, with respect to Common Units issuable upon conversion of the Preferred Units, the Issuer has agreed, subject to certain exceptions, to prepare and file a registration statement (the “Registration Statement”) under the Securities Act of 1933, as amended, upon request of the holders of Preferred Units and to cause the Registration Statement to be declared effective no later than 210 days after such request is made (the “Target Effective Date”).  If the Registration Statement is not declared effective prior to the Target Effective Date, the Issuer will pay liquidated damages as set forth in the Registration Rights Agreement.  In certain circumstances, the holders of Preferred Units will have piggyback registration rights as described in the Registration Rights Agreement.

Also on October 14, 2015, Stonepeak Catarina Holdings LLC entered into a Board Representation and Standstill Agreement (the “Board Representation and Standstill Agreement”) with the Issuer and Sanchez Production Partners GP LLC, the general partner of the Partnership (the “General Partner”).  Pursuant to the Board Representation and Standstill Agreement, Stonepeak Catarina Holdings LLC has the right to designate two persons to serve on the Board of Directors of the General Partner (the “Board”).  The right to designate one Board member will immediately terminate on such date as Stonepeak Catarina Holdings LLC no longer owns at least 25% of the outstanding Preferred Units, and the right to designate the second Board member will immediately terminate on such date as no Preferred Units are outstanding.  Stonepeak Catarina Holdings LLC also has the right to appoint the three independent members to the Board if all of the Preferred Units have not been redeemed by December 31, 2021, with such right continuing until all Preferred Units have been redeemed.

In addition, the Board Representation and Standstill Agreement provides that until the earlier of March 31, 2019 or the existing holders of the General Partner cease to own more than 50% of the General Partner or otherwise control the General Partner, Stonepeak Catarina Holdings LLC will not, among other things:  (i) acquire any additional equity or debt securities of the Issuer; (ii) enter into any transaction the effect of which would be to “short” any securities of the Issuer; (iii) call (or participate in a group calling) a meeting of the limited partners of the Issuer for the purpose of removing the General Partner; (iv) solicit any proxies or votes for or in support of (a) the removal of the General Partner or (b) the election of any successor general partner of the Issuer, in each case without the Issuer’s consent; or (v) control or influence the management, Board or policies of the Issuer, except through the designated directors to the Board.

Pursuant to the Board Representation and Standstill Agreement, on October 14, 2015, Stonepeak Catarina Holdings LLC designated Jack Howell and Luke Taylor to serve as directors of the Board of the General Partner.  Both directors waived their right to receive any compensation in connection with their service on the Board, other than reimbursement of out-of-pocket expenses.

Finally, on October 14, 2015, in connection with the Board Representation and Standstill Agreement, SP Holdings, LLC, as the sole member of the General Partner, entered into Amendment No. 2 to the General Partner’s Limited Liability Company Agreement (the “LLC Agreement Amendment”) to provide for Stonepeak Catarina Holdings LLC’s right to designate members of the Board and to provide certain consent rights by such designees regarding, among other matters, certain indebtedness incurred by the Issuer or a change in control of the Issuer or the General Partner.

SCHEDULE 13D

Page 14 of 19 Pages

The summaries contained herein of the Preferred Unit Purchase Agreement, Amended Partnership Agreement, Registration Rights Agreement, Board Representation and Standstill Agreement, and LLC Agreement Amendment (collectively, the “Transaction Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibits B, C, D, E and F, respectively, to this Schedule 13D and are incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Transaction Documents, which have some restrictions on the potential actions described in this Item 4, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Units, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the Transaction Documents, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire Common Units or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Preferred Units or other securities of the Issuer or continue to hold, or cause affiliates to hold, Preferred Units or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, subject to the terms of the Transaction Documents, as unitholders, the Reporting Persons may engage in discussions with management, the board of directors, unitholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, subject to the terms of the Transaction Documents, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 19,444,445 Common Units issuable upon the conversion of the 19,444,445 Preferred Units at the initial Conversion Rate of 1:1.  This amount represents approximately 86.1% of the outstanding Common Units.

The foregoing beneficial ownership percentages are based on 22,593,996 Common Units outstanding, which is the sum of the 3,149,551  Common Units reported as outstanding as of August 13, 2015, in the Issuer’s amended quarterly report on Form 10-Q, filed September 3, 2015, plus, for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the 19,444,445 Common Units issuable upon the conversion of the Preferred Units beneficially owned by the Reporting Persons at the initial Conversion Rate of 1:1.

(b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 19,444,445 Common Units obtainable upon conversion of the 19,444,445 Preferred Units.

(c)  On October 14, 2015, Stonepeak Catarina Holdings LLC purchased 19,444,445 Preferred Units in a privately negotiated transaction with the Issuer for $18.00 per Preferred Unit.  There were no other transactions in Preferred Units or Common Units by the Reporting Persons in the past sixty days.

(d) Except as set forth in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This disclosure in Item 4 hereof.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:                          Joint Filing Agreement

Exhibit B:                          Class B Preferred Unit Purchase Agreement, dated as of September 25, 2015, between Sanchez Production Partners LP and Stonepeak Catarina Holdings LLC (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on September 29, 2015)

Exhibit C:                          Second Amended and Restated Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated by reference to Exhibit 3.1 to the current report on

SCHEDULE 13D

Page 15 of 19 Pages

Form 8-K filed by the Issuer on October 14, 2015)

Exhibit D:                          Registration Rights Agreement, dated as of October 14, 2015, between Sanchez Production Partners LP and Stonepeak Catarina Holdings LLC (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K filed by the Issuer on October 14, 2015)

Exhibit E:                          Board Representation and Standstill Agreement, dated as of October 14, 2015, between Sanchez Production Partners LP and Stonepeak Catarina Holdings LLC (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Issuer on October 14, 2015)

Exhibit F:                          Amendment No. 2 to Limited Liability Company Agreement of Sanchez Production Partners GP LLC (incorporated by reference to Exhibit 3.2 to the current report on Form 8-K filed by the Issuer on October 14, 2015)

SCHEDULE 13D

Page 16 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK CATARINA HOLDINGS LLC

By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its managing member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC

By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK ASSOCIATES LLC

By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

SCHEDULE 13D

Page 17 of 19 Pages

STONEPEAK GP HOLDINGS LP

By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS LLC

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

By:	/s/ Michael Dorrell
Name:	Michael Dorrell

By:	/s/ Trent Vichie
Name:	Trent Vichie

October 26, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 18 of 19 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Units of Sanchez Production Partners LP, dated as of October 26, 2015, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

STONEPEAK CATARINA HOLDINGS LLC

By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its managing member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC

By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

SCHEDULE 13D

Page 19 of 19 Pages

STONEPEAK ASSOCIATES LLC

By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP HOLDINGS LP

By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS LLC

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

By:	/s/ Michael Dorrell
Name:	Michael Dorrell

By:	/s/ Trent Vichie
Name:	Trent Vichie

 October 26, 2015